Form 51-102F3

Material Change Report

1.           REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the "Issuer")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

2.           DATE OF MATERIAL CHANGE

July 23, 2007

3.           NEWS RELEASE

A press release (the "Press Release"), a copy of which is attached hereto as Schedule A, was issued on July 23, 2007 and distributed through the facilities of Marketwire.

4.           SUMMARY OF MATERIAL CHANGE

On July 23, 2007, the Issuer announced that its board of directors had adopted a shareholder rights plan (the "Rights Plan") to ensure, to the extent possible, fair treatment for all shareholders in the event of a take-over bid or any other attempt to acquire a controlling interest in the Issuer.  In addition, the Issuer announced the resignation of a director and the engagement of a special consultant.

5.           FULL DESCRIPTION OF MATERIAL CHANGE

The Rights Plan

This summary of the Rights Plan is qualified in its entirety by reference to the text of the shareholder rights plan agreement between the Issuer and Computershare Investor Services Inc. made as of July 23, 2007 (the "Rights Agreement").  In the event of any conflict or inconsistency between the summary herein and the Rights Agreement, the Rights Agreement governs.  Terms used as defined terms herein and not otherwise defined shall have the meanings given to them in the Rights Agreement.

Overview of the Operation of the Rights Plan

The Issuer shall issue Rights to its shareholders pursuant to the terms of the Rights Agreement with the Rights Agent upon adoption of the Rights Plan at which time one Right will be deemed to be distributed for each Common Share and can only be transferred with that Common Share until and unless a "Flip-in Event" occurs.  Further, the Rights are not exercisable until and unless a Flip-in Event occurs. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

A Flip-in Event would occur if a person or Issuer were to become an "Acquiring Person", that is, the person or Issuer acquired beneficial ownership of at least 20% of the Common Shares other than pursuant to certain exceptions such as a "Permitted Bid" or an "Exempt Acquisition". If the person or Issuer acquires Common Shares under a Permitted Bid or Exempt Acquisition or one of the other specified exceptions, they are not considered to be an Acquiring Person and no Flip-in Event occurs.

If a person or Issuer does become an Acquiring Person each Right then entitles each holder - other than the Acquiring Person - to purchase Common Shares of the Issuer at a 50% discount to the market price at the time of exercise.

The Acquiring Person is not permitted to exercise its Rights. The Rights Plan provides that the Acquiring Person's Rights become null and void when the Flip-in Event occurs.

The Rights Plan also provides that the Issuer's Board may either waive the Rights Plan or redeem the Rights at a minimal price in certain circumstances. The Rights Plan thereby encourages unsolicited bidders to either make a "Permitted Bid" or to approach the Board with their offer and attempt to convince the Board to either waive the Flip-in Event (i.e., an Exempt Acquisition) or to redeem the Rights. If the offer is coercive or inadequate, the Board can choose not to cooperate with the bidder and not to agree to waive the Rights Plan or redeem the Rights.

The Rights Plan is not intended to interfere with any future financing transactions that the Issuer may wish to implement, including any future issuance of equity securities, unless it results in the issuance of more than 20% of the Common Shares to one person. The issue of Rights will not affect reported earnings or cash flow per share until and unless the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The Issuer can continue to conduct its existing business in the ordinary course on the same terms as if the Rights Plan had not been implemented.

The adoption of the Rights Plan will not change the duty of the Board to act honestly and in good faith with a view to the best interests of the Issuer. In the event of a take-over bid or similar transaction, the Board will continue to have the right and responsibility to take such action and to make such recommendations to shareholders as are considered necessary or appropriate.

The Issuer may, prior to the date that the Rights Plan is approved by majority resolution by the Issuer's shareholders who vote in respect of such Rights Plan (the "Meeting"), and without the approval of the shareholders, supplement, amend, vary or delete any of the provisions of the Rights Agreement and may, after the date of the Meeting (provided the Rights Agreement is approved by the shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the "Separation Time" has occurred), supplement, amend, vary or delete any of the provisions of the Rights Agreement. The Meeting must be held no later than six months from the date of the Rights Agreement. The Issuer may also make amendments to the Rights Agreement at any time to correct any clerical or typographical error or, subject to ratification at the next meeting of shareholders and approval of the TSX, make amendments which are required to maintain the validity of the Agreement due to changes in applicable law.

Summary of Certain Terms of the Rights Plan

Creation and Issue of Rights

The Rights Plan will be created by the Issuer entering into the Rights Agreement with the Rights Agent. Pursuant to the Rights Agreement, the Issuer will issue one Right for each Common Share of the Issuer outstanding at the close of business on the effective date will be issued for each additional Common Share issued thereafter but prior to the "separation time" as defined below or the expiry of the Rights. If the Rights Plan is approved by the shareholders at the Meeting, any certificates issued for Common Shares after the date of the Meeting (but prior to the close of business at the "separation time" or the expiry of the rights), will include a legend evidencing the Rights. However, certificates representing Common Shares that are issued prior to the Meeting, do not require a legend to evidence the Rights.

Term of Rights Plan

The Rights Plan will expire on a date that is three years from the effective date of the Rights Plan unless it is extended with shareholder approval. If it is extended, it will continue for another three years.

Flip-in Event

A Flip-in Event occurs when a person or Issuer becomes an Acquiring Person. When the Flip-in Event occurs all Rights holders, other than the Acquiring Person, are entitled to purchase Common Shares of the Issuer at a 50% discount to their market price.

Acquiring Person

An Acquiring Person is a person or Issuer who is the beneficial owner of 20% or more of the outstanding Common Shares of the Issuer, subject to the following exemptions:

(a)
a "Common Share Reduction" (generally, a repurchase or redemption of Common Shares by the Issuer which has the effect of increasing the person's or Issuer's percentage ownership of the Issuer above 20%);

(b)	a "Permitted Bid" acquisition (an acquisition of Common Shares made pursuant to a Permitted Bid or "Competing Permitted Bid");

(c)           an Exempt Acquisition (an acquisition prior to the date of the Rights Plan or an acquisition inrespect of which the Board has waived the application of the Rights Plan); and

(d)
a "Pro Rata Acquisition" (generally, the acquisition of Common Shares pursuant to a rights offering, public offering or private placement to the extent that it does not increase the person's or Issuer's proportionate shareholding).

Beneficial Ownership, Exemptions for Portfolio Managers and Permitted Lock-up Agreements

In determining whether a person or Issuer has become an Acquiring Person, by virtue of being the beneficial owner of at least 20% of the outstanding Common Shares of the Issuer, all Common Shares over which the person or Issuer has "beneficial ownership" must be included. A person or Issuer is deemed to beneficially own any Common Shares which are owned by its associates or affiliates or by persons or companies "acting jointly or in concert" with such person or Issuer for the purpose of acquiring Common Shares and any Common Shares which it has the right to vote or the right to acquire within 60 days. Intermediaries that are portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote Common Shares managed by them for others.

A person or Issuer may also be considered to be the beneficial owner of any Common Shares that are subject to a lock-up agreement with it. A lock-up agreement is an arrangement under which a shareholder agrees to tender its Common Shares to a bid (the "Lock-up Bid") made by that person or Issuer. However, the person or Issuer will not be deemed to be the beneficial owner of Common Shares subject to a lock-up agreement if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a "Permitted Lock-up Agreement". In order for a lock-up agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things:

(a)	the terms of such agreement must be publicly disclosed and a copy must be made available to the public (including to the Issuer);

(b)
the tendering shareholder must be able to withdraw its Common Shares from the Lock-up Bid in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common Shares to be purchased under the takeover bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid; and

(c)
any "break-up" fees payable by the tendering shareholder, can not exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under the other take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid.

Permitted Bids and Competing Permitted Bids

An offeror can avoid causing a Flip-in Event by making a Permitted Bid. To be "permitted", the bid must:

(a)           be made by way of a take-over bid circular;

(b)	be made to all shareholders of record, other than the offeror, for all of the Common Shares outstanding and must be open for acceptance for at least 60 days;

(c)	require a minimum deposit of more than 50% of the Common Shares held by "Independent Shareholders" (i.e., generally, shareholders who are not, or are not related to, the Acquiring Person);

(d)	unless the take-over bid is withdrawn, allow the Common Shares to be deposited up to the close of business on the first date on which the deposited Common Shares are taken up or paid for;

(e)	allow the Common Shares deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and

(f)
if the minimum 50% of Common Shares are deposited, the offeror must make a public announcement of that fact and leave the take-over bid open for deposits of Common Shares for at least 10 business days after the announcement.

An offeror can also avoid causing a Flip-in Event by making a "Competing Permitted Bid". A Competing Permitted Bid is a Permitted Bid made after another permitted bid has been made and before that other permitted bid has expired. However, a Competing Permitted Bid is only required to be left open for the later of (i) 35 days after the date of such bid and (ii) the earliest date on which the Common Shares may be taken up and paid for under the other Permitted Bid that is in existence.

Redemption Rights and Waiver

An offeror can also avoid causing a Flip-in Event by negotiating with the Board and convincing them to allow a take-over bid that is not a Permitted Bid but is made to all holders of Common Shares in a manner acceptable to the Board. In such circumstances the Board can waive the Flip-in Event and deem the take-over bid to be an Exempt Acquisition such that the dilutive effect of the Rights Plan does not come into effect. Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of Common Shares during the period when the first take-over bid is outstanding. The Board can also waive the Flip-in Event in certain other circumstances, (e.g., if a person or Issuer has inadvertently become an Acquiring Person and within a specified period of time reduces its shareholdings).

Further, the Rights Plan permits the Issuer's Board to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances. The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.

Separation Time

The Rights can become separated from the Common Shares to which they are currently attached and then trade separately from the Common Shares. This "Separation Time" will generally only occur on the close of business on the 10th business day after the earlier of:

(a)	the first date of public disclosure of facts indicating that a person or Issuer has become an Acquiring Person;

(b)	the date of commencement or first public announcement of a non-permitted take-over bid; or

(c)           the date on which a Permitted Bid ceases to qualify as a Permitted Bid.

Until and unless the Separation Time occurs, the Rights will continue to be attached to and trade with the Common Shares.

Exercise Price Before Flip-in Event

The exercise price before the Flip-in Event has been set at a high value ($100) relative to the current market value of the Common Shares of the Issuer, the effect of which is to render the Rights of little or no value at the time of issue.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the outstanding certificates for Common Shares and the Rights may be transferred with, and only with, the Common Shares. Until and unless the Separation Time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by the certificate. If the Separation Time occurs, then, as soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Shares as of the close of business at the Separation Time and the separate Rights Certificates will thereafter evidence the Rights.

Deemed Redemption

The Rights Plan provides that in the event a person or Issuer acquires Common Shares pursuant to a Permitted Bid or an Exempt Acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board.

Other Matters

Also on July 23, 2007, Patrick Downey, who joined the Issuer's board of directors on April 5, 2007, announced his resignation as a director and the Issuer announced the appointment of Daniel Innes as a special consultant.  Mr. Innes has significant familiarity with the Issuer's properties as he was formerly the Issuer's Vice President of Exploration.

6.           RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.           OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Thomas W. Beattie
Vice President, Corporate Affairs
(604) 669-2525

9.           Date of Report

July 23, 2007

SCHEDULE A

Southwestern Resources Corp. Board of Directors Approves Shareholder Rights Plan, Appoints Dan Innes as Special Consultant

VANCOUVER, BRITISH COLUMBIA (July 23, 2007) – Southwestern Resources Corp. (TSX: SWG) (the "Issuer") announced today that its board of directors has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to ensure fair treatment for all Shareholders in the event of a take-over bid or any other attempt to acquire a controlling interest in the Issuer.  The Rights Plan is being implemented at this time to ensure the Issuer has time to advance its independent review of the Boka Project in the event an opportunistic bid is made when such review is still underway.  As the current share price may not fairly represent the intrinsic value of the Issuer, the implementation of the Rights Plan will ensure the Issuer has sufficient time to respond in an informed manner to any unsolicited bid.

Southwestern Resources Corp. is not aware of any specific take-over bid for the Issuer that may be contemplated.

Provisions of the Rights Plan include the limitation on shareholder ownership at 20% of outstanding common shares in the absence of a take-over bid for all outstanding common shares and a requirement for a take-over bid to be open for a minimum of 60 days. The plan will be available for viewing at www.sedar.com under the Issuer's profile.

The Rights Plan is subject to acceptance by the TSX Stock Exchange. The Rights Plan is effective immediately and must be confirmed by shareholders within six months.

In addition, the Issuer has engaged Daniel Innes as a special consultant.  Mr. Innes has significant familiarity with the Issuer's properties as he was formerly the Issuer's Vice President of Exploration.  Mr. Innes has held positions with various public mineral exploration companies and the Issuer welcomes the addition of his knowledge and expertise in the mining industry.

Mr. Innes stated:  "I look forward to working with the Issuer to further advance its mineral properties and business plans."

The Issuer also announces that Patrick Downey has resigned as a director.  Mr. Downey joined the board of Southwestern on April 5, 2007 and has resigned to focus on his other business commitments.  The Issuer wishes to thank Mr. Downey for his contributions and guidance.

About Southwestern

Southwestern is a Vancouver-based mineral exploration Issuer engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru.  The Issuer has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China.  The Issuer is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China.  Southwestern also owns 49.73% of the recently listed Zincore Metals Inc., which owns zinc assets in Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Issuer's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Issuer does not assume the obligation to update any forward-looking statement.

FOR FURTHER INFORMATION, PLEASE CONTACT:
David Black, Chairman of the Board, Southwestern Resources Corp.
(604)-669-2525